December 13, 2011

Via E-mail EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	General Steel Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 16, 2011 Form 10-Q for the Fiscal Quarter Ended March 31, 2011 Filed May 10, 2011 File No. 001-33717

Ladies and Gentlemen:

This letter from General Steel Holdings, Inc. (the “Company”) is in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated November 23, 2011 from Mr. John Cash, regarding the above-referenced Form 10-K and Form 10-Q.

Set forth below are responses to the numbered comments. For your convenience, each response (each a “Response”, and collectively the “Responses”) follows the sequentially numbered comment copied from your letter of November 23, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.
We have read your response to prior comment two from our letter dated October 18, 2011. We note that there are three subsidiaries where Longmen Joint Venture does not hold a controlling interest. Please provide us with a specific and comprehensive discussion regarding how you determined that these subsidiaries should be consolidated.

Company Response (1):

As described in our previously filed response letter dated November 1, 2011, Longmen Joint Venture has three consolidated subsidiaries (Hualong, Tongxing and Huatianyulong) in which Longmen Joint Venture does not hold a controlling equity interest.

We determined that Longmen Joint Venture should consolidate each of these three entities based on our ability to control the decisions over the three subsidiaries in the ordinary course of business.  Specifically, the other shareholders in the arrangements have assigned their voting rights to  Longmen Joint Venture.

w	Hualong

Longmen Joint Venture, the single largest shareholder, holds a 36.0% equity interest of Hualong.  The other two shareholders of Hualong, who own 34.67% and 29.33% equity interest of Hualong, assigned their voting rights to Longmen Joint Venture in writing at the time of the formation of Hualong. Thus, Longmen Joint Venture unilaterally controls and consolidates Hualong.

Hualong provides the refractory material produced for Longmen Joint Venture’s production. For the years ended December 31, 2008, 2009 and 2010, 97.4%, 99.7% and 92.1% sales of Hualong were generated through sales to Longmen Joint Venture, respectively.

w	Tongxing

Longmen Joint Venture, the single largest shareholder, holds a 22.76% equity interest and hundreds of employees of Longmen Joint Venture own the remaining 77.24% equity interest of Tongxing.  Each of the shareholders comprising the remaining 77.24% has assigned its voting rights to Longmen Joint Venture in writing at the time of  the formation of Tongxing. Thus, Longmen Joint Venture unilaterally controls and consolidates Tongxing.

Tongxing mainly relies on sales transactions with Longmen Joint Venture. Tongxing takes orders solely from Longmen Joint Venture for the rebar processing business and sold coal cokes produced primarily to Longmen Joint Venture until August 2010 when the coke stoves were dismantled. For the years ended December 31, 2008, 2009 and 2010, 98.3%, 98.4% and 98.4% sales of Tongxing were generated through sales to Longmen Joint Venture, respectively.

w	Huatianyulong

Longmen Joint Venture holds 50.0% and one unrelated shareholder holds 50.0% equity interest of Huatianyulong. The other shareholder of Huatianyulong has assigned its voting rights to Longmen Joint Venture in writing at the time of the formation of Huatianyulong. Thus, Longmen Joint Venture unilaterally controls and consolidates Huatianyulong.

Huatianyulong mainly provides the imported iron ore to Longmen Joint Venture. For the years ended December 31, 2008, 2009 and 2010, more than 90% sales of Huatianyulong were generated through sales to Longmen Joint Venture, directly or indirectly.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Item 1. Financial Statements, page 3

Note 20 – Subsequent Events, page 38

2.           We note your response to prior comment four, from our letter dated October 18, 2011 and have the following additional comments:

•
Please provide us with a specific and comprehensive discussion regarding how you determined it was appropriate for the Longmen Joint Venture to record 100% of the revenues related to the pooled assets.

Company Response (2)-1:

The pooled assets consist of both the entire amount of the fixed assets at Longmen Joint Venture and the newly constructed assets that have been leased to Longmen Joint Venture under the Unified Management Agreement.  As a result, Longmen Joint Venture has control over the entire asset pool.  According to the Unified Management Agreement we entered into on April 29, 2011, Longmen Joint Venture is the principal operator of the pooled assets.  Longmen Joint Venture will be in charge of all the procurement, production and sales of products.  All of the steel products produced by the pooled assets will be the inventory of Longmen Joint Venture and sold through Longmen Joint Venture’s sales network. Thus, Longmen Joint Venture records 100% of the related revenue upon the sale of this inventory.

•	We note that the Longmen Joint Venture is comprised of various subsidiaries. Please tell us which subsidiary will record the sales from this agreement.

Company Response (2)-2:

All the products made from the pooled assets are either:
sold by Longmen Joint Venture itself directly who records the sales; or
sold through Yuxin and Yuteng, two sales companies which are fully-owned by Longmen Joint Venture. Accordingly, Yuxin and Yuteng will record these sales.

All inter-company sales and profits will be eliminated at Longmen Joint Venture’s consolidation level.

•
It appears that payments made to Shaanxi Steel Group are directly attributable to the revenues of the inventory produced from the pooled assets. Therefore, it is unclear to us why you believe it is appropriate to classify both the monthly payments and the profit sharing payments made to Shaanxi Steel as a financing expense. Please explain further.

Company Response (2)-3:

We would like to clarify that the fixed monthly payments made toward the RMB 4 billion are not being treated as financing costs.  As indicated in our response to comment 9 in the letter dated September 19, 2011, the fixed monthly payments are considered minimum lease payments and are accounted for as such in the capital lease.

In consideration of the Staff’s comment, we have re-assessed our accounting treatment for the profit sharing payments and have determined that the profit sharing arrangement is a minimum lease payment as defined in ASC 840-10-25-4 to 6.  Accordingly, the profit sharing arrangement will be reflected at its fair value at the lease commencement date and included in the measurement and recognition of the capital lease.

•
We note that, for the first two years of the agreement, Shaanxi Steel will receive 40% of the pre-tax profits on the sale of products manufactured at the Longmen Joint Venture. As a result of this agreement, it appears that your interests in the profits will be 36%. Given the overall reduction of your interests in the income of the Longmen Joint Venture, please provide us with a specific and comprehensive discussion regarding how and why you determined it is still appropriate for you to consolidate the Longmen Joint Venture.

Company Response (2)-4:

The Unified Management Agreement that we entered on April 29, 2011 entrusted Longmen Joint Venture to manage the pooled assets as the principal operating entity and will be responsible for the daily operation of the new facilities.

The board of directors of Longmen Joint Venture has the final decision making power on the business strategy and operations based on the By-laws of Longmen Joint Venture. The board is composed of seven members and all decisions are made by a simple majority.  Four of the board members are appointed by the Company.  Thus, the Company has majority representation on the board of directors and controls the decisions of Longmen Joint Venture.

Based on the above, the Company continues to have control over Longmen Joint Venture despite the new commercial arrangement.

This letter responds to all comments contained in Mr. Cash’s letter of November 23, 2011. If you have any questions, please do not hesitate to contact our attorney, Stephen D. Brook, at (617) 345-3722 or the undersigned at +86 (10) 5879-7346.

Very truly yours, General Steel Holdings, Inc.

By:	/s/ John Chen
John Chen
Chief Financial Officer

cc:	Mr. John Cash Stephen D. Brook, Esq. (Burns & Levinson LLP)